Exhibit 12.1

CABOT CORPORATION AND CONSOLIDATED SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

	Nine months ended	Fiscal year ended September 30
	June 30, 2016	2015		2014	2013	2012	2011
Earnings:

Pre-tax income (loss) from continuing operations [1]	$128	$(377)		$308	$210	$246	$203
Distributed income of affiliated companies	8	14		25	8	6	4

Add fixed charges:
Interest on indebtedness	40	53		55	62	46	39
Portion of rents representative of the interest factor	7	10		9	8	5	7
Preferred stock dividend	—	—		—	—	—	—

Income (loss) as adjusted	$183	$(300)		$397	$288	$303	$253

Fixed charges:
Interest on indebtedness	$ 40	$ 53		$55	$62	$46	$39
Capitalized interest	0	0		3	5	4	2
Portion of rents representative of the interest factor	7	10		9	8	5	7
Preferred stock dividend	—	—		—	—	—	—

Total fixed charges	$ 47	$ 63		$67	$75	$55	$48

Ratio of earnings to fixed charges	3.9x	N/A	[2]	5.9x	3.8x	5.5x	5.3x

(1)	Pre-tax income (loss) from continuing operations for all periods includes “certain items”, which for the nine months ended June 30, 2016 totalled a charge of $63 million.
(2)	The negative earnings to fixed charges ratio for the fiscal year ended September 30, 2015 was driven primarily by a pre-tax impairment charge of $562 million. The total dollar amount of the fixed charge coverage deficiency was $363 million.